UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Performance Projections

The following tables contain updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of May 31, 2019, plus the following forward-looking assumptions. All of the values in the tables below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Home Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
Washington, DC eFund Single Family Rental Portfolio	6*	5.5% - 12.5%	3.5% - 7.8%	50% - 55%	35.0% - 45.0%

*Assets included in the Washington, DC eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Rental Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price	Asset Status
I51	Washington, D.C.	10/20/17	$573,000	Leased
H61	Washington, D.C.	10/30/17	$559,000	Leased
344	Washington, D.C.	8/16/17	$657,000	Leased
I12	Washington, D.C.	5/24/18	$591,000	Leased
I81	Washington, D.C.	9/25/18	$526,000	Leased
P91	Arlington, VA	3/8/19	$811,000	Listed for Rent

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the DC eFund Single Family Rental Portfolio range from 35.0% to 45.0%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 19-year Washington D.C. metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q4 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of May 31, 2019 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation` rates from NeighborhoodScout historical appreciation rates for the Washington D.C. (Petworth) submarket where the majority of properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Annual Returns Low - High		Total Projected Renovation Costs Low - High		Projected Exit Price Low - High
343 - Controlled Subsidiary	2.8%	9.3%	$250,000	$275,000	$875,000	$925,000
H13 - Controlled Subsidiary	4.9%	11.4%	$577,500	$630,000	$1,650,000	$1,732,500
T32 - Controlled Subsidiary	1.8%	8.4%	$325,000	$325,000	$975,000	$1,050,000
S17 - Controlled Subsidiary	8.7%	13.8%	$682,500	$735,000	$2,250,000	$2,362,500
447 - Controlled Subsidiary	3.6%	9.0%	$215,000	$225,000	$825,000	$875,000
749 - Controlled Subsidiary	2.8%	10.0%	$215,000	$225,000	$850,000	$900,000
N22 - Controlled Subsidiary	5.8%	11.6%	$300,000	$325,000	$1,000,000	$1,050,000
M20 - Controlled Subsidiary	9.0%	13.9%	$325,000	$350,000	$1,050,000	$1,100,000
H71 - Controlled Subsidiary	5.0%	10.2%	$215,000	$215,000	$825,000	$850,000
850 - Controlled Subsidiary	8.4%	15.4%	$215,000	$225,000	$775,000	$825,000
G12 - Controlled Subsidiary	8.3%	13.0%	$513,000	$540,000	$1,650,000	$1,732,500
W27 - Controlled Subsidiary	4.7%	9.7%	$446,500	$470,000	$1,600,000	$1,680,000
V30 - Controlled Subsidiary	2.6%	8.1%	$215,000	$225,000	$925,000	$975,000
F64 - Controlled Subsidiary	4.7%	10.3%	$250,000	$260,000	$950,000	$1,000,000

B38 - Controlled Subsidiary	8.1%	13.3%	$223,750	$235,500	$1,320,000	$1,386,000
841 - Controlled Subsidiary	3.4%	9.7%	$250,000	$275,000	$1,050,000	$1,100,000
R13 - Controlled Subsidiary	10.9%	16.5%	$404,700	$426,000	$2,000,000	$2,100,000
F42 - Controlled Subsidiary	4.2%	9.6%	$215,000	$225,000	$875,000	$918,750
W12 - Controlled Subsidiary*	7.3%	14.7%	$456,950	$481,000	$1,550,000	$1,627,500

*Note - for the W12 Property we are also currently considering an as-is sale in which the projected costs, exit prices, and returns would vary from the above projections.

Property purchase prices and acquisition costs used to determine projected returns are empirically derived based on actual amounts for each property previously filed with the SEC. Projection ranges are based on a 12 to 24 month hold period with no leverage at the property level. Projected annual returns have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by variability in total projected development costs, projected exit price, and estimated selling costs. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFund - Washington D.C., LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – WASHINGTON DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     June 28, 2019